UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Grupo TMM, S.A.B.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

40051D105

(CUSIP Number)
Susana Lugo
Av. de la Cúspide 4755
Col. Parques del Pedregal
México, D.F. 14010
(525-52) 623-06-10

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Roman A. Bninski Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, NY 10178

October 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40051D105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) José F. Serrano Segovia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,711,495
	8	SHARED VOTING POWER 561,350
	9	SOLE DISPOSITIVE POWER 7,711,495
	10	SHARED DISPOSITIVE POWER 561,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,272,845
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40051D105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ramón Serrano Segovia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,584,384
	8	SHARED VOTING POWER 561,350
	9	SOLE DISPOSITIVE POWER 4,584,384
	10	SHARED DISPOSITIVE POWER 561,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,145,734
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40051D105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Servicios Directivos Servia, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 560,850
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 560,850
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,850
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 40051D105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Promotora Servia, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500
	8	SHARED VOTING POWER 560,850
	9	SOLE DISPOSITIVE POWER 500
	10	SHARED DISPOSITIVE POWER 560,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 561,350
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

Explanatory Note:

This Amendment No. 7 (this “Seventh Amendment”) updates and supplements the Schedule 13D originally filed in paper format on May 28, 2002, as amended by Amendment No. 1 to Schedule 13D filed on December 29, 2005, Amendment No. 2 to Schedule 13D filed on June 28, 2006, Amendment No. 3 to Schedule 13D filed on July 20, 2006, Amendment No. 4 to Schedule 13D filed on December 21, 2006, Amendment No. 5 filed on June 26, 2007, and Amendment No. 6 filed on June 27, 2008 (as amended, the “Original Schedule 13D”), relating to the nominative common shares, without par value (the “Common Shares”), of Grupo TMM, S.A.B (formerly Grupo Servia, S.A. de C.V. and Grupo TMM, S.A.), a fixed capital corporation (sociedad anónima bursátil) incorporated under the laws of the United Mexican States (the “Issuer”). This Seventh Amendment is being filed jointly by José F. Serrano Segovia, Ramón Serrano Segovia, Promotora Servia, S.A. de C.V., a Mexican corporation (“Promotora”), and Servicios Directivos Servia, S.A. de C.V., a Mexican corporation (“Servicios”) (collectively, the “Reporting Persons”), to reflect the acquisition by the Reporting Persons of additional Common Shares (including Common Shares held in the form of ADSs).

The Original Schedule 13D is hereby amended as follows:

Item 3. Source And Amount Of Funds Or Other Consideration

The information in Item 3 of the Schedule 13D is hereby supplemented as follows:

Jose F. Serrano Segovia and Ramon Serrano Segovia acquired 1,901,274 and 1,142,226 Common Shares, respectively (including an aggregate of 2,226,500 Common Shares which are held in the form of ADSs), in open market transactions on the dates and at the prices set forth on Schedule A attached hereto. The Common Shares acquired by Jose F. Serrano Segovia (including Common Shares held in the form of ADSs) were acquired with personal funds for an aggregate purchase price of US $1,316,331.38. The Common Shares acquired by Ramon Serrano Segovia (including Common Shares held in the form of ADSs) were acquired with personal funds for an aggregate purchase price of US $783,103.37.

Item 4. Purpose of the Transaction

The information in Item 4 of the Schedule 13D is hereby supplemented as follows:

The Reporting Persons acquired the Common Shares described in Item 3 above for investment purposes. The Reporting Persons may consider acquiring additional Common Shares either in the open market or in privately negotiated transactions, but will make such investment decisions as they deem appropriate in light of the circumstances existing from time to time. In making such decisions, the Reporting Persons will consider the Issuer’s business, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities.

Except as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer

The information in Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

          (a) - (b) As of November 21, 2008, based on information provided by the Issuer (which disclosed that 55,227,037 Common Shares were outstanding as of November 21, 2008, of which 41,425,190 were held in the form of ADSs), the aggregate number and percentage of Common Shares beneficially owned by all of the Reporting Persons is 12,857,229 (23.3%). As of November 21, 2008, the number and percentage beneficially owned by each Reporting Person are as follows:

                    (i) José F. Serrano Segovia beneficially owns 8,272,845 Common Shares (15.0%). José F. Serrano Segovia has the sole power to vote and dispose of 7,711,495 Common Shares (14.0%), and may also be deemed the beneficial owner of 561,350 Common Shares (1.0%) beneficially owned by Promotora by virtue of his joint control of Promotora with Ramón Serrano Segovia;

                    (ii) Ramón Serrano Segovia beneficially owns 5,145,734 Common Shares (9.3%). Ramón Serrano Segovia has the sole power to vote and dispose of 4,584,384 Common Shares (8.3%). Ramón Serrano Segovia may also be deemed the beneficial owner of 561,350 Common Shares (1.0%) beneficially owned by Promotora by virtue of his joint control of Promotora with José F. Serrano Segovia;

                    (iii) Servicios beneficially owns, and has the sole power to vote and dispose of 560,850 Common Shares (1.0%); and

                    (iv) Promotora beneficially owns 561,350 Common Shares (1.0%), consisting of 560,850 Common Shares which it has the shared power to vote and dispose of by virtue of its ownership of 99.99% of Servicios and 500 Common Shares of which Promotora has the sole power to vote and dispose.

(c)  The information under Item 3 of this Seventh Amendment is incorporated herein by reference. Except as set forth on Schedule A, neither the Reporting Persons nor any other executive officers of Promotora or Servicios or any other director of Promotora effected any transactions in Common Shares (including Common Shares which are held in the form of ADSs) during the past sixty days.

(d)  Not applicable.

(e)  Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1.  Agreement relating to the joint filing of this statement on Schedule 13D/A dated December 5, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2008

/s/ José F. Serrano Segovia
José F. Serrano Segovia

/s/ Ramón Serrano Segovia
Ramón Serrano Segovia

PROMOTORA SERVIA, S.A. de C.V.

/s/ José F. Serrano Segovia
By: José F. Serrano Segovia
Its: President of the Board and Chief Executive Officer

SERVICIOS DIRECTIVOS SERVIA, S.A de C.V.

/s/ José F. Serrano Segovia
By:José F. Serrano Segovia
Its: President of the Board and Chief Executive Officer

Schedule A

Transactions in ADSs (each representing one Common Share)

Purchases by José F. Serrano Segovia
Trade Date	No. of ADSs	Price Per ADS *	Total Purchase Price*
10/16/2008	69,900	0.54	$38,732.99
10/17/2008	89,700	0.76	69,233.15
10/20/2008	330,000	0.80	268,851.00
10/29/2008	165,000	0.56	95,584.50
10/30/2008	88,981	0.75	67,803.52
10/31/2008	165,000	0.83	139,123.05
11/3/2008	230,000	0.85	198,777.50
11/4/2008	100,000	0.85	86,500.00
11/10/2008	69,223	0.80	56,485.97
11/18/2008	62,470	0.76	48,489.84

Purchases by Ramón Serrano Segovia
Trade Date	No. of ADSs	Price Per ADS*	Total Purchase Price*
10/16/2008	37,600	0.54	20,834.91
10/17/2008	48,300	0.76	37,279.39
10/20/2008	165,000	0.56	95,584.50
10/29/2008	175,000	0.80	142,625.00
10/30/2008	94,019	0.75	71,642.48
10/31/2008	165,000	0.83	139,123.05
11/3/2008	100,000	0.85	86,425.00
11/4/2008	13,000	0.80	10,602.80
11/10/2008	20,777	0.80	16,954.03
11/18/2008	37,530	0.76	29,131.16

___________________
* These purchases were effected through broker transactions on the New York Stock Exchange. Price per ADS and total purchase price are as reported by the broker that effected the transactions and includes broker commissions.

Transactions in Common Shares

Purchase by José F. Serrano Segovia
Trade Date	No. of Shares	Price Per Share*	Total Purchase Price*
10/15/2008	531,000	$0.46	$246,749.86

Purchase by Ramón Serrano Segovia
Trade Date	No. of Shares	Price Per Share*	Total Purchase Price*
10/15/2008	286,000	$0.46	$132,901.05
___________________
* These purchases were effected through broker transactions on the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange”). Transactions on the Mexican Stock Exchange are denominated in Mexican Pesos. The U.S. Dollar purchase price reflected herein is based on the peso/dollar exchange rate on October 20, 2008 of 12.69/1. Price per share and total purchase price are as reported by the broker that effected the transactions and includes broker commissions.